NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the year ended December 31, 2005, and the unaudited consolidated financial statements for the six months ended June 30, 2006.

This MD&A is prepared as of July 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2           Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Copper-Gold-Molybdenum Project. The Pebble Property is located in Alaska 19 miles (27 kilometers) from the village of Iliamna, and approximately 235 miles (380 kilometers) southwest of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble Property and hosts several copper, gold and molybdenum deposits. The Pebble West Deposit (previously known as the Pebble Deposit) was discovered and partially outlined through drilling from 1987-1997 by a previous operator. Northern Dynasty acquired the right to earn an interest in the Pebble Property in late 2001 and, since that time, has located three porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

The Pebble Project made the transition from exploration to the mine planning stage in 2004. Since that time, the Company has been carrying out comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies. Until 2005, these studies had been focused on a development plan based on the Pebble West Deposit, an estimated 4.1 billion tonne near-surface, open pit type deposit. However, the discovery of the new Pebble East porphyry copper-gold-molybdenum deposit, adjacent and to the east of the Pebble West Deposit, in late 2005 has resulted in the development of a new plan and timelines for the Project.

A preliminary resource estimate in February 2006 for the Pebble East Deposit estimated a 1.8 billion tonne resource that is open to further expansion. The Pebble East Deposit is also deeper, higher grade and potentially amenable to underground bulk mining methods. Pebble East adds the opportunity for an additional mining scenario to the overall Project. At least 100,000 feet of drilling and a variety of engineering studies specifically focused on Pebble East will be carried out in 2006. Additional engineering, environmental and socio-economic studies will also be done to support an Integrated Development Plan

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

("IDP") for the Project involving both the Pebble East and Pebble West Deposits and to provide the information necessary to submit, in due course, permit applications for a modern, long-life mining operation.

Property Agreements

Pursuant to an Assignment Agreement dated October 29, 2001 (the "Assignment Agreement") between the Company and Hunter Dickinson Group Inc. ("HDGI"), a related party to the Company, the Company was assigned an 80% interest in two options, and granted a call right to acquire the residual 20% interest in the options, which options had been granted by Teck Cominco American Incorporated ("Teck Cominco") to HDGI under a single agreement in respect of Teck Cominco’s "Pebble" copper-gold-molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the "Resource Lands Option") and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the "Exploration Lands Option") (together, the "Options"). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The consideration from the Company to HDGI pursuant to the Assignment Agreement consisted of the Company reimbursing HDGI’s costs of $584,655 in connection with the Options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and by agreeing to "carry" ( i.e. pay for) HDGI’s share of costs in connection with the expenditure requirements under the Options in respect of the residual 20% interest.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002, under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried contractual interest, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$10 million in resale proceeds, net of any excess or deficiency adjustments from resales of other blocks of shares which the Company had previously managed. The actual adjusted amount was US$9,938,600 based on previous excess proceeds of resale. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Teck Cominco’s resale proceeds were to be credited against the guaranteed amount; any share resale surplus shares were to be returned to the Company’s treasury, and any share resale proceeds shortfall below the US$9,938,600 were to be made up by the Company in cash or through the issuance of additional shares. Under the agreement, the Company was to ensure proceeds totalling US$9,938,600 by May 22, 2006. Additionally, the Company was required to manage the sale of at least US$1 million in each 3 month period commencing May 22, 2005. In the event that the proceeds were less than US$9,938,600, the Company was required to pay 110% of the shortfall prior to May 22, 2007.

As at June 30, 2006, 1,750,728 NDM Resource Lands shares had been sold for proceeds to Teck Cominco of US$9,938,600. As a result, the Company was released of its commitment regarding the Resource Lands shares and Teck Cominco is required to return 22,047 common shares to the Company’s treasury.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

At the time of the Company exercising the Resource Lands Option, it exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by completing 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, and subject to the Company acquiring HDGI’s interest, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company (the "NDM Exploration Lands shares"), at the then-prevailing market price, as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

Teck Cominco had the right, exercisable until August 24, 2005, to elect whether to require the Company to manage the resale of these NDM Exploration Lands shares in a manner whereby Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds of the NDM Exploration Lands shares. Teck Cominco’s resale proceeds were to be credited, with any share resale surplus returned to the Company’s treasury, and should the share resale fall below the US$4 million required amount, the shortfall was to be made up by the Company in cash or through the issuance of additional shares.

As at June 30, 2006, 654,452 NDM Exploration Lands shares had been sold for proceeds to Teck Cominco of US$4,000,000. As a result, the Company was released of its commitment regarding the Exploration Lands shares and Teck Cominco is required to return 323,343 common shares to the Company’s treasury.

As a consequence of electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for share consideration equal to the independently appraised value of the carried interests. The valuation was required to be acceptable to the TSX Venture Exchange. No bonuses, commissions or finders’ fees were payable in respect of the acquisition of the carried interests in the Options. On March 15, 2005, the Company announced that it had reached an agreement with HDGI to acquire the 20% carried contractual interests for a purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange has accepted the acquisition transaction. On May 31, 2006, the Company completed the acquisition of HDGI’s 20% carried interest in the Options, by acquiring 100% of the outstanding common shares of HDGI, in exchange for consideration of 14,002,268 common shares of the Company.

As at June 30, 2006, having completed the acquisition of HDGI and being discharged of Teck Cominco’s share resale guarantees, Northern Dynasty, together with one or more 100% owned subsidiaries, owns a 100% right title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources
The following section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Technical Programs

Drilling on the Pebble West Deposit from 1987 through 2004 culminated in an updated estimate of the mineral resources by Roscoe Postle and Associates Inc.1 in March 2005. At a 0.30% copper-equivalent cutoff3, the mineral resources include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28 percent copper, 0.32 grams of gold per tonne, and 0.015 percent molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum

  Inferred Resource of 1.1 billion tonnes grading 0.24 percent copper, 0.30 grams of gold per tonne and 0.014 percent molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

Drilling on the eastern flank of Pebble West led to the discovery of the Pebble East Deposit. During late 2004 and 2005, 68,500 ft (20,890 meters) of drilling in 22 holes were completed in the Pebble East area. An initial resource estimate, as audited by Roscoe Postle Associates Inc.2 and announced in January 2006, at a 0.60% copper equivalent cut-off3 is:

  Inferred mineral resources of 1.8 billion tonnes grading 0.60 percent copper and 0.37 grams of gold per tonne and 0.038 percent molybdenum, containing 24.2 billion pounds of copper, 22.1 million ounces of gold and 1.5 billion pounds of molybdenum.

The Pebble East resource is open in all lateral directions and to depth. There is excellent potential to significantly expand the resource with further drilling.

________________________________________
1 The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons.
2 The resource estimate was prepared by the technical staff of Northern Dynasty and audited by consultants at Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person.
3 Copper equivalent calculations for the Pebble East and Pebble West resource estimates use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05) .

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

2006 Program

The 2006 program is focused on further assessing the Pebble East deposit through drilling, engineering and environmental programs, in order to integrate it into an overall mine plan that is optimal for the project.

Drilling

The drilling component of the 2006 program consists of 100,000 feet (30,500 meters) focused on the Pebble East deposit. Drilling began in April. To the end of July, five holes were completed or in progress, and 17,700 feet (5,400 meters) had been drilled. Assays are pending.

Integrated Development Plan (“IDP”)

During the quarter, the engineering team continued to prepare for the creation of the IDP that would encompass optimum development of the Pebble West and Pebble East mineral resources.

Alternative optimization strategies for the Pebble West open pit were considered. Operating costs and metallurgical parameters were updated and the impact of these revised data was assessed against alternate throughput rates and cutoff grades. The studies indicate that alternate strategies may be possible, particularly when combined with development of a large scale underground mine for Pebble East.

Geotechnical data collection for Pebble East commenced during the quarter. Detailed geotechnical logs are being completed for approximately one of every four core holes drilled during the 2006 program. In addition, Northern Dynasty has procured an acoustic logging tool that will provide detailed information on all of the holes drilled in 2006. The data is being compiled to support the first stage of the Pebble East analysis, which will be a scoping level study of underground mining options. The scoping study will be undertaken by an independent consultant during the third and fourth quarters of 2006.

Planning for the next stage of metallurgical assessment for Pebble East also took place. Metallurgical sample collection and testwork are scheduled to commence in the third quarter of 2006.

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that some alternatives for the port site and road may offer opportunities. These will be further investigated during the latter half of 2006. Homer Electric Association is continuing to assess alternative fuel sources for the proposed power plant.

Environmental, Cultural and Socio-Economic Studies

Implementation of the 2006 environmental, cultural and socioeconomic study plan is well under way. All consultants have completed the documentation for the 2006 Study Plan, and are continuing to analyze the data collected during 2004 and 2005, and write the requisite chapters of the Draft Environmental Baseline Document.

Northern Dynasty is committed to ongoing stakeholder relations to provide a greater understanding of the project concepts. The Company continues to communicate with the stakeholders for the Pebble Project. For example, meetings were held with a wide range of stakeholders, from the citizens of the local villages to

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

representatives of Alaska’s Legislature and others who seek information about the Pebble Project. Through these meetings, regional and community leaders provide input on the issues that concern them and discuss the economic opportunities and regional stability that could be provided by the Project.

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company also holds an 8.1% NPI in the Little Bald Mountain property in Nevada, USA.

Budget

Subsequent to the end of the quarter, in August 2006, the board approved a new budget for 2006. The budget includes an increase in drilling, engineering, environmental and support costs related to programs at the Pebble East deposit.

The budget has been increased from $43.7 million to $65.7 million, with the following breakdown:

Activity	Amount (Cdn$)
Drilling (x ft)	26.8 million
Engineering	9.8 million
Environmental	23.7 million
Administration (Head Office)	4.5 million
Administration (Anchorage Office)	0.9 million
TOTAL	$65.7 million

Market Trends

Copper prices, on an upward trend since 2003, have rapidly increased in 2006. The average price over the first seven months is US$2.81/lb, a substantial increase from the average price of US$1.59/lb in 2005.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb, and although prices decreased in December 2005, and January 2006, they have stabilized since that time, averaging US$24/lb to the end of July.

Gold prices have been increasing over the past two years, averaging US$410/oz in 2004 to US$445/oz in 2005. Gold’s upward trend has accelerated in 2006, and averaged US$596/oz to the end of July.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2005	2004	2003
Current assets	$14,177,877	$13,254,219	$3,670,609
Mineral properties	16,706,930	11,788,621	–
Other assets	411,205	398,101	12,037
Total assets	31,296,012	25,440,941	3,682,646

Current liabilities	3,161,012	3,025,155	429,722
Shareholders’ equity	28,135,000	22,415,786	3,252,924
Total liabilities and shareholders’ equity	31,296,012	25,440,941	3,682,646

Working capital	11,016,865	10,229,064	3,240,887

Expenses
Amortization	93,179	45,994	3,832
Conference and travel	700,718	351,201	80,019
Exploration	43,066,417	32,594,900	5,501,729
Legal, accounting and audit	312,507	143,916	29,977
Office and administration	2,361,520	1,382,986	521,557
Shareholder communication	367,134	471,032	578,476
Trust and filing	192,662	85,438	39,125
Foreign exchange loss (gain)	(281,639)	251,135	(62,206)
Gain on disposal of equipment	–	–	(3,403)
Interest expense (income)	(584,562)	(357,926)	(64,709)
Write down of marketable securities	–	351,094	–
Stock-based compensation – exploration	1,787,506	3,111,302	426,178
Stock-based compensation – administration	2,302,389	3,267,575	1,248,886
Loss for the period	$50,317,831	$41,698,647	$8,299,461

Basic and diluted loss per share	$(0.90)	$(1.04)	$(0.35)

Weighted average number of common shares outstanding	55,845,791	39,926,335	23,386,208

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	June 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30
	2006	2006	2005	2005	2005	2005	2004	2004
Current assets	$22,516	$11,885	$14,178	$18,646	$28,265	$39,262	$13,254	$20,535
Mineral properties	152,096	16,707	16,707	16,707	16,707	16,707	11,789	–
Other assets	391	394	411	431	450	405	398	264
Total assets	175,003	28,986	31,296	35,784	45,422	56,374	25,441	20,799

Current liabilities	4,166	2,987	3,161	4,718	4,812	3,892	3,025	7,087
Other liabilities	46,194
Shareholders’ equity	124,643	25,999	28,135	31,066	40,610	52,482	22,416	13,712
Total liabilities and
shareholders’ equity	175,003	28,986	31,296	35,784	45,422	56,374	25,441	20,799

Working capital	18,350	8,898	11,017	13,928	23,453	35,370	10,229	13,448

Expenses
Amortization	19	18	24	24	25	19	26	12
Conference and travel	184	178	210	147	261	83	78	139
Exploration	11,055	6,877	10,483	15,335	11,666	5,582	6,315	17,809
Legal, accounting and audit	205	163	128	62	74	50	102	32
Office and administration	865	749	469	695	705	493	415	610
Shareholder communication	95	83	77	116	85	89	81	122
Trust and filing	11	107	59	38	29	67	42	5
Subtotal	12,434	8,175	11,450	16,417	12,845	6,383	7,059	18,729
Fair value adjustment on price
protection	–	–	(634)	634	–	–	–	–
Foreign exchange loss (gain)	268	(65)	(55)	(199)	(47)	20	45	103
Interest expense (income)	(177)	(133)	(113)	(152)	(201)	(118)	(78)	(102)
(Gain) on sale of marketable
securities	–	(194)	–	–	–	–	–	–
Subtotal	12,525	7,783	10,648	16,700	12,597	6,285	7,026	18,730
Stock-based compensation	2,555	1,103	442	1,497	759	1,391	2,344	1,555
Loss for the period	15,080	8,886	11,090	18,197	13,356	7,676	9,370	20,285

Basic and diluted loss per
share	$(0.21)	$(0.15)	$(0.18)	$(0.32)	$(0.24)	$(0.16)	$(0.23)	$(0.46)

Weighted average number of
common shares outstanding
YTD (thousands)	71,977	60,804	59,309	57,189	56,670	49,351	46,296	44,417

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Results of Operations

Loss for the three months ended June 30, 2006 increased to $15,079,043, compared to a loss of $13,355,810 in the previous fiscal year. The increase is due to an increase in stock-based compensation on options granted in the period.

Expenses excluding stock-based compensation, foreign exchange losses, and interest, decreased to $12,433,920 from $12,844,701 in the same period in the previous year.

Exploration costs for the three months ending June 30, 2006, decreased to $11,054,758 from $11,666,458 in the same period in the previous year. The main exploration expenditures were for environmental (2006 – $3,320,177; 2005 – $3,577,331), site activities (2006 – $1,667,989; 2005 – $1,272,312), drilling (2006 –$1,574,431; 2005 – $1,583,468) and helicopter transportation (2006 – $1,431,686; 2005 – $1,596,198).

Office and administration costs for the three months ending June 30, 2006, increased to $865,218 from $705,098 in the same period in the previous year as additional administrative activities were required to support work at the Pebble Site. Legal, accounting and audit increased from $73,669, spent in the second quarter of 2005, to $204,657 spent in the second quarter of 2006.

Stock-based compensation of $2,554,894 was charged to operations during the second quarter of 2006, compared to $759,206 in second quarter of 2005, due to an increase in options granted during the quarter and an increase in the share price during the quarter ended June 30, 2006 compared to the corresponding quarter in 2005.

Loss for the six months ended June 30, 2006 increased to $23,964,844, compared to a loss of $21,031,346 in the same period of the previous year. Exploration expenses increased to $17,931,818 for the six months ended June 30, 2006, compared to $17,248,526 for the six months ended June 30, 2005.

The main exploration expenditure for the first six months of fiscal 2006 was for environmental (2006 - $5,990,434; 2005 - $6,581,987). Other significant exploration costs were for:

  engineering (2006 - $3,290,623; 2005 - $2,892,595);

  socioeconomic (2006 - $2,157,379; 2005 -$1,333,325), and

  site activities (2006 - $2,090,855; 2005 - $1,409,970).

1.6           Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2006, the Company had working capital of approximately $18.4 million.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

On July 28, 2006 the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7           Capital Resources

At June 30, 2006, Northern Dynasty had working capital of approximately $18.4 million, as compared to $8.9 million at March 31, 2006, and has no long-term debt. Northern Dynasty had 79,816,673 common shares issued and outstanding at June 30, 2006, with a commitment to issue a further 8,745,845 common shares in respect of the Company’s agreement with Kennecott Canada Exploration Inc. These shares were issued on July 28, 2006.

The Company had no commitments for material capital expenditures as of June 30, 2006.

During the period November 2004 to March 2005, the Company exercised its options for an 80% interest in the Pebble property, subject to fulfillment of certain conditions (see Item 1.2 of this MD&A). In the current quarter, Northern Dynasty finalized its March 2005 agreement with HDGI to complete the acquisition of the balance of the interests in the Pebble property (see Item 1.2 of this MD&A).

The Company will use its capital resources primarily to continue its exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, and other management activities for, investor relations, and incurs third party costs on behalf of the Company. The Company reimburses HDI on a full cost-recovery basis.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered by HDI to the Company were $1,662,149 for the six months ended June 30, 2006 as compared to $1,272,226 for the six months ended June 30, 2005. The variance between the current year and the 2005 fiscal year is due to the increased level of activity of the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI, a related party to the Company, in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska. During the period ended June 30, 2006, the Company completed the acquisition of the 20% remaining contractual interest in the Pebble Property from HDGI (see Item 1.2 of this MD&A and the accompanying financial statements).

During the six months ended June 30, 2006, the Company paid

  $111,361 (2005 – $103,563) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

  $1,950 (2005 – $nil) to a private company controlled by Morris Beattie, a director, for engineering services.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12           Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2005, included in the Annual Information Form and on file at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13           Changes in Accounting Policies including Initial Adoption

None.

1.14           Financial Instruments and Other Instruments

None.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1       Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2       Disclosure of Outstanding Share Data

The following details the share capital structure as of July 21, 2006, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				88,682,850

Share purchase options	November 30, 2006	$ 4.65	100,000
	November 30, 2006	$ 5.00	906,000
	September 28, 2007	$ 5.40	128,400
	November 30, 2007	$ 4.50	160,034
	November 30, 2007	$ 5.31	561,034
	December 14, 2007	$ 5.37	15,000
	April 9, 2009	$ 7.25	471,500
	April 9, 2011	$ 7.25	1,125,000	3,466,968

Warrants	September 18, 2006	$ 5.00	2,236,912	2,236,912

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.